sfleischmann@shearman.com                                           May 18, 2006
(212) 848-7527




VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. Max A. Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-0305



Merrill Lynch Depositor, Inc.
Responses to SEC Comment Letter Dated April 17, 2006
----------------------------------------------------


Dear Mr. Webb:

We refer to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to Merrill Lynch Depositor, Inc. (the "Depositor"), dated April 17, 2006, with respect to the Amendment No. 2 to the Registration Statement on Form S-3, File No. 333-132386 (the "Registration Statement"), filed by the Depositor with the Commission on May 9, 2006.

On behalf of the Depositor, we are writing to respond to the Staff's comments and to indicate the changes that have been made in Amendment No. 3 ("Amendment No. 3") to the Registration Statement filed today with the Commission in response to the comments. The prospectus forming a part of any Registration Statement that the Depositor filed with the Commission is referred to in this letter as the "Prospectus." The numbered paragraphs and headings below correspond to the order of the Staff's comments, which are repeated below in italics for your reference.

To assist the Staff in reviewing Amendment No. 3, under separate cover, we have sent to your attention five clean copies and five marked copies of Amendment No.
3. All page number references in the responses below correspond to the page numbers contained in the marked copies of Amendment No. 3.

Mr. Max A. Webb
May 18, 2006
Page 2


In connection with responding to the Staff's comments, the Depositor hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, including in the Registration Statement; the Staff's comments and the changes to the disclosure in its filings in response to the Staff's comments do not foreclose the Commission from taking any action with respect to its filings; and the Depositor may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States).

Prospectus Supplements
----------------------

Call Warrants, page S-26
------------------------

     1. We note your response to our prior comment 5. According to our conversation with the Division of Investment Management, please confirm in writing that the call rights on underlying securities of a series would be limited to trusts that contain only one single type of underlying security issued by a single issuer.

          As discussed with the Division of Investment Management, the Depositor confirms to the Staff that the call rights on underlying securities of a series would be limited to trusts that contain only one single type of underlying security issued by a single issuer.

Base Prospectus
---------------

Evidence as to Compliance, page 49
----------------------------------


     2. It appears that you need to update your Form of Standard Terms for Trust Agreements to comply with Regulation AB. Please revise the underlying agreements so that they accurately reflect the requirements under Exchange Act Rule 15d-18 and Regulation AB and are consistent with the disclosure in the prospectus.

          In response to the Staff's comment and as clarified by the Staff in a conference call today, the Depositor filed as an exhibit to Amendment No. 3 a revised form of Standard Terms for Trust Agreement which updates the table of contents. Please note that the Depositor has also amended the base prospectus to delete the first two paragraphs under the heading "Description of the Trust Agreement--Evidence as to Compliance" because the Depositor is not required to provide such report under Regulation AB or the Standard Terms for Trust Agreement.

Mr. Max A. Webb
May 18, 2006
Page 3
                            *    *    *    *    *



Thank you for your prompt attention to the Depositor's responses to the Staff's comments. If the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7527.

Very truly yours,

/s/ Stuart K. Fleischmann

Stuart K. Fleischmann



cc: John Stickel
    (Securities and Exchange Commission)